Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4159 212.407.4000 212.407.4990
mnussbaum@loeb.com

VIA IDEA

May 6, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Pantheon Arizona Corp. Form S-4/A File No. 333-155579 Filed April 8, 2009
Dear Mr. Reynolds:

On behalf of our client, Pantheon Arizona Corp., an Arizona corporation (the “Company”), we hereby provide responses to comments issued on April 24, 2009 regarding Amendment No. 2 to the Company’s Registration Statement on Form S-4/A and addressed to Mr. Mark D. Chen (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-4/A for the Company (the “Amended S-4”) through the Commission’s Interactive Data Electronic Applications system (“IDEA”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-4.

In order to facilitate your review of the Amended S-4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended S-4.

John Reynolds May 6, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Form S-4/A, Filed April 8, 2009

General

1.
We note your response to comment two from our letter dated March 3, 2009, that Pantheon Arizona “will become Pantheon Cayman...pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law,” and that “there is only one entity to act in the capacity of registrant.” Please provide us with opinions of counsel addressing how Cayman Islands and Arizona law will treat the proposed procedure, including an explanation of the relevant conversion and continuation procedures under the laws of both jurisdictions. Please ask counsel to explain the statement that there is “only one entity,” given the multiple jurisdictions involved.

COMPANY RESPONSE:  Opinions of Arizona and Cayman Islands counsel regarding the conversion procedure described beginning on page 80 of the Amended S-4 are being provided supplementally to the Staff. The opinions clarify that the same entity that exists currently in Arizona continues its existence as a Cayman Islands entity.

2.
We note your response to prior comment three, please revise to clarify that the methodology used to value the aggregate consideration does not take into account potential dilution from the unregistered shares.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on the cover page and on pages 5, 57 and 72 of the Amended S-4.

3.
With respect to the prices paid to sellers, please revise the letter to shareholders and pages three, 50, and 60 to disclose the cash in trust value(s) and the approximate range of time value discounts that sellers agreed to.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on pages 1, 2, 59 and 158 of the Amended S-4.

4.
We note the disclosure in the letter to shareholders, and elsewhere, that “Modern paid an option fee of $2,501,070 in the aggregate for the initial term...” We also note the disclosure on page one of Pantheon China’s Form 10-K filed March 31, 2009, that Modern “was paid” an aggregate option fee of $2,501,070 for the initial term of the call options. Please revise or advise.

John Reynolds May 6, 2009 Page 3

COMPANY RESPONSE:  The inconsistency is the result of a typographical error in Pantheon’s Form 10-K.  An amendment on Form 10-K/A was filed by Pantheon to revise the quoted language to read that Modern “has paid” an aggregate option fee of $2,501,070.

5.
We note your response to our prior comment eight, and the disclosure that approximately 79.09% of the IPO shares are subject to the option agreements. Please revise the letter to shareholders and pages one, 51 and 142 to disclose the number of outstanding shares not subject to the agreements or held by officers, directors, or affiliates of Pantheon China, and the percentage of the IPO shares this represents. Also, tell us how you arrived at the 80.1% “needed to ensure approval of the business combination.”

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on pages 2, 59, 158 and 159 of the Amended S-4.  The Company determined that approval by holders of 80.1% of the IPO shares was needed because if 20% or more of such holders voted against the business combination and exercised their redemption rights, then the business combination could not be completed.

6.
In this regard, we note the statement on the cover page and elsewhere that YA Global and Victory Park “agreed to grant their proxies to Pantheon’s representatives in voting for the Extension Amendment.” Advise us of the source, date, and terms of any agreements or arrangements for the voting of the shares held by YA Global and Victory Park. For example, it is unclear if the proxies were revocable.

COMPANY RESPONSE:  YA Global and Victory Park purchased shares from holders of IPO shares after the record date established for the vote on the Extension Amendment.  Accordingly, the purchase agreements with the sellers included irrevocable proxies to vote the shares being transferred.  Rather than issue a second proxy from YA Global and Victory Park, as applicable, to Pantheon’s representatives, each purchase agreement provided for the irrevocable proxy to be granted directly to the Pantheon representatives.  Changes in response to the Staff’s comments have been made on pages 2, 59 and 158 of the Amended S-4.

7.	If you are offering securities on a continuous basis after the redomestication, please ensure that the Calculation of Registration Fee Table makes the scope of the registered transaction clear.

John Reynolds May 6, 2009 Page 4

COMPANY RESPONSE:  The Company respectfully notes that the Calculation of Fee Table as originally filed with the first filing of the S-4 included a description of the shares underlying the warrants and the securities underlying the underwriter’s purchase option in a manner consistent with securities being offered on a continuous basis and identical with other registrants registering securities for such an offering on Form S-4.

8.
We note your response to prior comment nine. Please expand your analysis of the applicability of the tender offer rules to the 70% purchases of Pantheon China’s equity and related option agreements, as well as the potential share purchases by Golden Meditech contemplated by the acquisition agreement, as applicable, including an analysis of the Wellman factors.

COMPANY RESPONSE:

Summary

As explained in further detail below, the purchases were not subject to the tender offer rules, because they do not meet the eight factor test set forth in Wellman v. Dickinson, and particularly fail to meet the important factors of widespread solicitation, premium paid, and coercion. In particular, YA Global and Victory Park (collectively, the “Purchasers”) purchased shares from a limited number of institutional investors at negotiated prices, rather than a fixed purchase price or other terms, and no significant premium over prevailing market prices, if any, was offered.  The stockholders are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC investments to persons buying to enable approval of business combinations.  The Purchasers paid amounts equal to the estimated trust liquidation proceeds of the Pantheon trust fund as of December 14, 2008, less a time-value-of-money discount, approximating market price. (December 14 was the last day for stockholder approval of the business combination, before Pantheon would be forced to liquidate).  The Purchasers did not pressure stockholders to sell, and the purchases were not structured to be coercive. Pantheon stockholders were legally entitled to receive the trust value per share whether or not the Extension Amendment was approved, as disclosed in detail in the Proxy Statement relating to the Special Meeting of Stockholders held in connection  therewith. Therefore, there was no pressure on Pantheon stockholders to sell their stock to the Purchasers.  The Company in addition notes that counsel did discuss the potential purchases with the Staff at the time of the transactions and were informed that so long as the characteristics were the same as the Middle Kingdom transaction, that it would be permissible to proceed.  Counsel for the Company can confirm that the purchases were effected in the same manner as was the case in the Middle Kingdom transaction.

John Reynolds May 6, 2009 Page 5

The Purchases do Not Constitute a Tender Offer

The Company notes that “tender offer” is neither defined by statute nor SEC regulation, but that the presence of a “tender offer” is at times determined, under applicable case law, by the application of an eight factor test to both issuer and third party purchase programs. Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)), such eight factors being: (i) active and widespread solicitation of public stockholders for the shares of the issuer; (ii) solicitation made for a substantial percentage of the issuer’s stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares, often subject to a maximum number to be purchased; (vi) offer open for a limited period of time; (vii) offeree subject to pressure to sell its stock; and (viii) public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities.

The Company further notes that the above-referenced eight factor test was supplemented in Hanson Trust. In Hanson Trust, the court held that “since the purpose of §14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of §14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of [the Securities Exchange Act] are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Hanson Trust, 774 F.2d at 57. The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer.  In this case, Pantheon disclosed all material information relevant to the Company and the Business Combination in its SEC filings.

 Moreover, the Purchasers did not buy shares from stockholders that intend to vote in favor of the Extension Amendment.  Purchasers bought only from stockholders intending to vote against the Extension Amendment, to receive their pro rata portions of the trust that would have been liquidated after December 14, 2008, if the Extension Amendment was defeated.  Accordingly, these sophisticated investors were not being asked to make any significant investment decision—they had already decided that they wished to liquidate their positions in Pantheon.  The Purchasers were simply offering the stockholders an opportunity to receive their cash on a slightly accelerated basis.  In our view, such an offer does not implicate the interests that the Williams Act was intended to protect.

John Reynolds May 6, 2009 Page 6

In sum, the Purchasers did not engage in a widespread, public solicitation of stockholders, creating a high-pressure, coercive atmosphere, in which unsophisticated stockholders felt compelled to tender their shares on inadequate information.  Following is a point-by-point analysis of the Purchasers’ purchases, in light of the eight factors outlined in Wellman, while at the same time noting that we believe that the overall purposes of the Williams Act would not be served by requiring compliance with the tender offer rules.

1.
Active and widespread solicitation of public stockholders for the shares of an issuer.  The purchases were not made through any widespread solicitation of public stockholders, but were made exclusively in privately negotiated transactions, with a limited number of institutional investors. The Purchasers took no other action that would be an active or widespread solicitation of public stockholders. Pantheon’s public disclosure of the intended purchases was made to provide stockholders with full disclosure regarding approval of the business combination, not to create any sort of pressure on stockholders to tender. This is in full accordance with SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985), where the court found no active and widespread solicitation where the public announcements relating to the purchase program were mandated by SEC or exchange rules.

2.
Solicitation made for a substantial percentage of the issuer’s stock. The purchases resulted in the Purchasers’ acquiring approximately 79.09% of Pantheon’s public ordinary shares, but only 64.96% of the outstanding voting shares.  However, as stated above, purchases were made only from a limited number of financial institutions that are very experienced in SPAC investing.  We believe that based on a totality of the factors in the Wellman test, considered together and as further analyzed below, the analysis of this factor is not conclusive in this matter.

3.
Offer to purchase made at a premium over the prevailing market price. As explained above, the private purchases were made approximately at market prices; the Purchasers did not pay any  premium to market.

4.
Terms of the offer are firm rather than negotiable. As stated above, the Purchasers negotiated each purchase, although Pantheon’s public disclosures indicated they would not buy significant amounts at more than $5.97 per share.

John Reynolds May 6, 2009 Page 7

5.	Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. The purchases were not contingent on the sale of a fixed number of shares.

6.
Offer open only a limited period of time.  The Purchasers did not impose any deadline, although, as a practical matter, there were no purchases after December 11.  However, notwithstanding this limitation, these private purchases were not coercive, for the reasons stated above.

7.
Offeree subjected to pressure to sell its stock.  The Purchasers did not pressure the financial institutions to rush into “hurried, uninformed” investment decisions. Also, as described above, no significant premium was at stake pressuring the financial institutions to act hastily.  Furthermore, the financial institutions received virtually the same consideration as if they would have held their shares until liquidation, if the Extension Amendment were defeated.

8.
Public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. There were no public announcement of rapid accumulation of a large amount of Pantheon’s ordinary shares.

The Purchasers Will Not Offer Sellers a Premium, and the Purchases Will Not Be Coercive

We note that  the Staff has been concerned with the possibility that the Purchasers will pay a premium to selling stockholders—factor three of the Wellman test. As discussed below, no significant premium was paid.

From an economic perspective, we note that the Purchasers did not purchase any shares at a price exceeding $5.97, which represents the estimated liquidation distribution per share as of October 31, 2008 that holders of public ordinary shares would have received in the event stockholders did not approve the proposed business combination and Pantheon were forced to liquidate. As set forth in the Proxy Statement based on the funds in the Pantheon trust account as of October 31, 2008, stockholders exercising conversion rights in connection with the Extension Amendment (as elaborated on below) were entitled to $5.97 per share in cash. As a result, when viewed against the backdrop of Pantheon’s trust structure and the built-in conversion feature associated with this structure, the fact that the Purchasers did not purchase any shares at a price exceeding the $5.97 estimated liquidation distribution per share (which will increase due to accumulated interest) available to any Pantheon stockholder is the clearest possible economic indicator that no premium was paid.

John Reynolds May 6, 2009 Page 8

Any concern that holders of Pantheon ordinary shares may have felt coerced to sell is completely assuaged by Pantheon’s conversion feature. As set forth in great detail in the Proxy Statement, all a Pantheon stockholder needed to do to receive the per share trust amount was to vote against the Extension Amendment and to exercise simple conversion rights set forth on the proxy card, and the Pantheon stockholders would have soon received the per share trust amount. If the Extension Amendment had not been approved by the public shareholders and the proposed business combination was not consummated by December 14, 2008, Pantheon would have been liquidated and all Pantheon stockholders would have received the per share trust amount after December 14, 2008, as set forth in the prospectus for Pantheon’s initial public offering prospectus as well as the Proxy Statement.

Letter to Shareholders

9.
We note your response to prior comments 10 and 21 and reissue the comments. We understand from your responses that the intermediaries are not “obligated to vote in favor” and there is “no assurance” that Modern will ultimately hold the shares after approval. It appears, however, that the discussions in November 2008 referenced on page 51, the related agreement and purchases on December 10, 2008, and other arrangements are intended to avoid the proposal being voted down similar to the parties’ intent with respect to the extension proposal. We note the statement in response to prior comment 16 that “it is highly unlikely Golden Meditech will need to effect such purchases” due to Modern’s call options to purchase 75.2% of the shares, Please revise accordingly and include the quantified information provided in response to prior comment eight.

COMPANY RESPONSE: Changes in response to the Staff’s comments have been made on pages 2, 59,158 and 159 of the Amended S-4.

Letter to Shareholders

10.	We note the information in the Form 8-Ks filed December 9 and 11, 2008 was not provided to investors in supplemental revised proxy materials. Please explain.

COMPANY RESPONSE:  On the cover page of each of the Form 8-Ks filed on December 9 and 11, 2008, Pantheon indicated that the filings where intended to simultaneously provide Pantheon’s shareholders with additional solicitation materials pursuant to Rule 14a-12 under the Exchange Act.  In light of the foregoing filings and the cost and timing considerations, Pantheon determined not to mail supplemental proxy materials to shareholders because it believed that those stockholders that intended to vote on an informed basis would be reviewing the SEC’s website for the latest filings in this regard and did not believe the information materially changed the information included in the mailed proxy materials regarding the potential for secondary market transactions.

John Reynolds May 6, 2009 Page 9

11.
We note your response to prior comment 12. We reissue that comment because your prospectus cover continues to exceed the one-page limitation in Item 501 of Regulation S-K. In this regard, your summary term sheet should begin on the first or second page of the disclosure document.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made to the cover page of the Amended S-4.

12.	We note your response to our prior comment 13. To the extent you believe the earn-out provision is not part of the consideration, please revise to clarify your belief.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on pages 6, 58, 72 and 73 of the Amended S-4.

13.
We note your disclosure that the selling shareholders have entered resolutions waiving “their redemption rights with respect to CCBS’s redeemable shares, through June 30, 2009.” Please revise to address the anticipated consequences if the proposed business combination is not completed prior to June 30, 2009 and the waivers expire, or advise.

COMPANY RESPONSE:  The Company respectfully advises the Staff that if the proposed business combination between the Company and CCBS fails to complete before June 30, 2009, CCBS will need to seek its shareholders’ approval to extend such authorization and approval until September 30, 2009, the last date the Company survives as a company if business combination is not completed. There is no guarantee that the shareholders approval will be obtained. Failure to obtain necessary approval may result in complete dissolution of the proposed business combination between CCBS and the Company. Disclosure reflecting the foregoing has been inserted on page 46 of the Amended S-4.

Business Combination with CCBS: Acquisition Consideration, page 3

14.
We note your response to our prior comment 16. Please revise to state, if true, that under the acquisition agreement, Golden Meditech is obligated to purchase shares to facilitate the successful completion of the business combination, and include your analysis of why you believe such purchases are highly unlikely.

COMPANY RESPONSE: Changes in response to the Staff’s comments have been made on pages 2, 59 and 159 of the Amended S-4.

John Reynolds May 6, 2009 Page 10

15.
With respect to comment three from our letter dated December 18, 2008, consider adding disclosure consistent with the discussion of potential securities law claims appearing on page four of the definitive proxy statement for the extension proposal.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on pages 2, 3, 45, 46, 60 and 159 of the Amended S-4.

16.
With respect to the discussion of conversion rights on page five, please advise us whether you believe your IPO prospectus contemplated investors physically holding their shares beyond the date of the vote, which would have permitted them to decide after the vote whether to sell their shares or deliver them to you for conversion.

COMPANY RESPONSE:  The Company does not believe that the IPO prospectus contemplated investors physically holding their shares beyond the date of the vote because there is no discussion in the prospectus regarding the procedures for tendering of shares by shareholders who exercise their conversion rights.

17.
We note the revised disclosure on page seven that the estimated maximum indemnity obligation for Mr. Chen is approximately $66,000, Please revise to reconcile with the approximately $873,000 accrued expenses and $213,000 advances from officers and other liabilities disclosed on page F-4.

COMPANY RESPONSE:  Mr. Chen has agreed to be liable only for claims that reduce the funds in the Trust Account.  The $66,000 figure represents the liabilities from parties who have not waived their rights against Trust Account.  Other parties reflected in the $873,000 accrued expenses number and the officers who have provided Pantheon with the $213,000 in advances will not have claims against the Trust Account because they have waived their rights against the Trust Account.

The Business Combination Proposal, page 50

Background of the Business combination, page 51

18.
We note your response to prior comment 20, and we reissue the comment. It is unclear who initiated the discussions among Pantheon, CCBS and Modern, which individuals participated, and when the material discussions took place. It is also unclear who initiated discussions with the broker dealer and YA Global and Victory Park for the purchase of the shares for which the Pantheon’s insiders were appointed the proxy on December 10, 2008. See Item 1005(b) of Regulation M-A.

John Reynolds May 6, 2009 Page 11

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on pages 64 and 65 of the Amended S-4.

19.
We note your response to our prior comment 22. Please revise here and page one to disclose the per share premiums that would be paid by Modern assuming exercise before and after the additional extension.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on pages 2, 59 and 158 of the Amended S-4.

Comparable Companies Analysis, page 55

20.	We are unable to locate your changes to the valuation discussion in response to our prior comment 25. Please revise or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on page 67 of the Amended S-4.

21.
We are unable to locate the revisions regarding Mark Chen’s and Jennifer Weng’s involvement and past experience in compiling the market information and analyses, in response to our prior comment 27. Please revise or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made on page 65 of the Amended S-4.

Management’s Discussion and Analysis and Results of  Operations of CCBS, page 91

Payment Methods for Subscribers, page 93

22.
We reviewed your response to our prior comment 35. Your revised disclosure attributes the increase in current accounts receivable to an increase in customers choosing payment option one (i.e. a one-time processing fee of RMB5,000 due at contract signing and a storage fee of RMB500 due annually in advance). Specifically, you attribute 56.6% of the RMB33.1 million increase in total accounts receivable from March 31, 2008 to September 30, 2008 to subscribers who selected payment option one. Considering that the processing fee and storage fee is payable when a customer signs a contract, it appears that you would not record a processing or storage fee receivable under payment option one (i.e. there is not a receivable because payment was collected when the contract was signed). Based on the foregoing, tell us how the increase in customers choosing payment option one resulted in an increase to current accounts receivable or revise your disclosure accordingly.

COMPANY RESPONSE:  The Company respectfully advises the Staff that subscribers are contractually obligated to pay the processing fee upon delivery of the cord blood unit to CCBS’s premises for processing. Some subscribers, however, settle processing fees up to three months after the completion of the processing services.  Because CCBS recognizes the processing fees as revenues upon completion of the processing services, there is an outstanding accounts receivable if the subscriber has not yet paid the processing fees upon such completion. Therefore, the increase in new subscribers resulted in an increase in current accounts receivable.   Changes in response to the Staff’s comments have been made on page 107 of the Amended S-4.

John Reynolds May 6, 2009 Page 12

The Cord Blood Banking Industry. page 121

23.
We note your response to prior comment 38 and the statements on pages 124 and elsewhere regarding the “commissioned report.” With respect to any statements attributed to Frost & Sullivan, provide the appropriate consent pursuant to Securities Act Rule 436.

COMPANY RESPONSE:  The Company respectfully advises the Staff that the consent of Frost & Sullivan has been filed as Exhibit 23.5 of the Amended S-4.

Directors, Executive Officers, Executive Compensation and Corporate Governance, page 143

Compensation of Directors and Executives Officers, page 147

24.
We note your response to our prior comment 39, and we reissue the comment. Please provide the information required by Item 402 with respect to CCBS, Pantheon, and each person who will serve as a director or executive officer after the business combination. We redirect your attention to Interpretive Response 217.12 of the Compliance and Disclosure Interpretations for Regulation S-K, available at www.sec.gov.

COMPANY RESPONSE:  Changes in response to the Staff’s comment has been made on pages 166 through 171 of the Amended S-4.

Exhibits

25.
Please file the articles of incorporation of the Cayman entity, the legal opinion, and material agreements, such as agreements governing shares to be voted at the meeting. Please note that the staff will require sufficient time for review and possible comments.

COMPANY RESPONSE:  All remaining exhibits have been filed with the Amended S-4.

[Remainder of page intentionally left bank]

John Reynolds May 6, 2009 Page 13

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP